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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWFS Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Seventh Floor - 8515 East Orchard Road
(No. and Street)

Greenwood Village	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cory Smith (303)737-2541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Wewatta Street, Suite 400A	Denver	Colorado	80202
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 15 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

GWFS Equities, Inc.
(a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

(SEC I.D. No. 8-33854)
Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2018 and Report of Independent Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

OATH OR AFFIRMATION

I, Regina Mattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWFS Equities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY K. CASTER
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20034031067
MY COMMISSION EXPIRES APRIL 17, 2020

Regina Mattie
Signature

Treasurer
Title

Nancy K. Caster
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GWFS Equities, Inc.

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018:	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-15
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2018:	
Schedule (g) - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1	16
Schedule (h) - Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	17
Schedule (i) - Information Relating to the Possession or Control for Brokers and Dealers Pursuant to Rule 15c3-3	18

Deloitte & Touche LLP

Suite 400
1601 Wewatta Street
Denver, CO 80202-3942
USA

Tel: 1 303 292 5400
Fax: 1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
8515 East Orchard Road
Greenwood Village, Colorado 80111

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GWFS Equities, Inc. (the "Company") (a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company) as of December 31, 2018, and the related statements of operations, stockholder's equity, cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company, as portions of certain expenses represent allocations made from affiliates.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 14, 2019

We have served as the Company's auditor since 1985.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	25,447,614
Cash segregated under federal regulations		4,486,411
Short-term investments (amortized cost $8,564,036)		8,564,036
Investment income due and accrued		38,393
Fees receivable		54,216,307
Due from affiliates		1,766
Other assets		127,518
Fixed maturity investments, at fair value (amortized cost $8,184,804)		7,950,137
Software, net of accumulated amortization of $60,000		40,000
Deferred income taxes, net		10,941
Total assets		100,883,123
Liabilities and stockholder's equity		
Accounts payable and accrued expenses		5,707,702
Due to affiliates		81,631,210
Total liabilities		87,338,912
Contingencies (see Note 8)		
Stockholder's equity:		
Common stock, no par value; 10,000 shares authorized; 4,000 shares issued and outstanding		2,200,000
Additional paid-in capital		11,765,443
Accumulated deficit		(421,232)
Total stockholder's equity		13,544,211
Total liabilities and stockholder's equity	$	100,883,123

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Operations

Year Ended December 31, 2018

Revenues:	
Administration fees	$ 392,310,151
Other fee income	68,971
Commission income	1,185,746
Investment income	393,567
Investment gains (losses), net	(164,800)
Total revenues	393,793,635
Expenses:	
Service level agreement expenses	391,621,028
General and administrative expenses	2,519,082
Total expenses	394,140,110
Loss before income taxes	(346,475)
Income tax benefit	(28,880)
Net loss	$ (317,595)

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Stockholder's Equity

Year Ended December 31, 2018

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2018	4,000	$ 2,200,000	$ 11,568,904	$ (103,637)	$ 13,665,267
Capital contribution			196,539		196,539
Net loss				(317,595)	(317,595)
Balance, December 31, 2018	4,000	$ 2,200,000	$ 11,765,443	$ (421,232)	$ 13,544,211

See notes to financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(317,595)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization expense		20,000
Amortization of premium on investments		49,089
Investment (gains) losses, net		164,800
Deferred income taxes		(1,869)
Changes in operating assets and liabilities:		
Fees receivable		8,745,833
Investment income due and accrued		(5,904)
Other assets		1,257
Accounts payable and accrued expenses		4,140,993
Due to/from affiliates		15,327,888
Net cash provided by operating activities		28,124,492
Cash flows from investing activities:		
Proceeds from sales, maturities and redemptions of investments:		
Fixed maturities		1,019,809
Net change in short-term investments		(1,444,205)
Net cash used in investing activities		(424,396)
Cash flows from financing activities:		
Capital contribution		196,539
Net cash provided by financing activities		196,539
Net increase in cash and restricted cash [1]		27,896,635
Cash and restricted cash, beginning of year		2,037,390
Cash and restricted cash, end of year	$	29,934,025
Supplemental disclosure of cash flow information:		
Net cash received during the year for:		
Income taxes	$	38,828

[1] Cash and restricted cash as of December 31, 2018 includes cash of $25,447,614 and cash segregated under federal regulations of $4,486,411.

See notes to financial statements.

1. Organization, Basis of Presentation and Significant Accounting Policies

Organization

GWFS Equities, Inc. (the "Company" or "GWFS") is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"). GWL&A is a direct wholly-owned subsidiary of GWL&A Financial Inc. ("GWL&A Financial"), a holding company formed in 1998. GWL&A Financial is a direct wholly-owned subsidiary of Great-West Lifeco U.S. LLC ("Lifeco U.S.") and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"), a Canadian holding company. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a non-clearing broker-dealer and offers and sells mutual funds and variable annuities to its customers. The Company is also registered as a General Securities firm and acts as an introducing brokerage firm in the offer and sale of debt and equity securities, which are cleared on a fully disclosed basis through a third party broker-dealer. The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Rule"), as the Company satisfies the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

Basis of presentation

The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of investments in the absence of quoted market values and the valuation of deferred tax assets or liabilities. Actual results could differ from those estimates.

Summary of significant accounting policies

Cash

Cash includes only amounts in demand deposit accounts.

Cash segregated under federal regulations

At December 31, 2018, the Company had on deposit $4,486,411 in accounts for the exclusive benefit of customers under the Rule.

Short-term investments

Short-term investments include securities purchased with investment intent and with initial remaining maturities of one year or less, and are carried at fair value which is approximated from amortized cost. They also include highly liquid money market securities that are traded in an active market and are carried at fair value.

Fixed maturity investments

The Company holds fixed maturity investments consisting of U.S. agency mortgage-backed securities which are carried at fair value with changes in fair value reported in investment gains (losses). Included in net investment gains (losses) are unrealized losses of $164,800 on fixed maturity investments still held at December 31, 2018. Premiums and discounts are recognized as a component of investment income using the effective interest method.

The recognition of income on certain investments is dependent upon market conditions, which may result in prepayments and changes in amounts to be earned. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

Fees receivable

Fees receivable include earned mutual fund service fees and fees for other asset-based financial services that were provided to individual and institutional clients by the Company on behalf of the funds. It also includes earned commission income on trades executed on behalf of clients. Fees are generally invoiced quarterly and due within 30 days or are deducted directly from plan, participant, or other investment accounts. The Company had fee receivables of $54,216,307 and $62,962,140 as of December 31, 2018 and January 1, 2018 respectively. The Company did not have material bad debt expense during the year ended December 31, 2018.

Fair value

Certain assets are recorded at fair value on the Company's statement of financial condition. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Company categorizes its assets measured at fair value on a recurring basis into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's assets recorded at fair value on a recurring basis have been categorized based upon the following fair value hierarchy:

- Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date. Financial assets utilizing Level 1 inputs include certain money market funds.

- Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active markets and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals. The fair values for some Level 2 securities are obtained from pricing services. The inputs used by the pricing services are reviewed at least quarterly or when the pricing vendor issues updates to its pricing methodology. For fixed maturity investments, inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, evaluated bids, offers and reference data including market research publications. Additional inputs utilized for assets classified as Level 2 are:

  - U.S. Agency Pools - FINRA reported trades, To Be Announced ("TBA") prices and monthly payment information.

- Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset.

Overall, transfers between levels are attributable to a change in the observability of inputs. Assets are transferred to a lower level in the hierarchy when a significant input cannot be corroborated with market observable data. This may occur when market activity decreases and underlying inputs cannot be observed, current prices are not available, and/or when

there are significant variances in quoted prices, thereby affecting transparency. Assets are transferred to a higher level in the hierarchy when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity including recent trades, a specific event, or one or more significant input(s) becoming observable.

The policies and procedures utilized to review, account for, and report on the value and level of the Company's securities were determined and implemented by the Finance division. The Investments division is responsible for the processes related to security purchases and sales and provides valuation and leveling input to the Finance division when necessary. Both divisions within the Company have worked in conjunction to establish thorough pricing, review, approval, accounting, and reporting policies and procedures around the securities valuation process.

Due to/from affiliates

Due to affiliates includes non-interest bearing amounts which are limited to proceeds of administration fees collected and due upon receipt of such fees. Additionally, due from affiliates includes non-interest bearing amounts related to income taxes and are due on demand.

Software

Capitalized software is recorded at cost, net of amortization. Amortization expense is recorded on the straight-line method based on estimated useful lives of five years.

Administration fees

Administration fees are recognized when earned and include mutual fund service fees and fees for other asset-based financial services provided to clients by the Company on behalf of the funds. The Company earns mutual fund service fees for shareholder and administration services based upon the daily balances of client assets invested in the funds or participant counts. Administration fees may vary with changes in the balances of client assets due to market fluctuations or client activity.

Commission income

The Company recognizes commission income on a trade-date basis.

Investment income

Interest income from fixed maturities and short-term investments is recognized when earned.

Investment gains (losses), net

Realized and unrealized investment gains and losses are reported as a component of revenues and are determined on a specific identification basis.

Income taxes

The Company is included in a consolidated income tax return filed by Lifeco U.S. ("US Consolidated Group"). Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized. The effect on deferred taxes from a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for income taxes on the modified separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis but consideration is given to taxable income or losses from other members of the US Consolidated Group in evaluating the realizability of its deferred tax assets.

The method of settling income tax payables and receivables among the US Consolidated Group is subject to a written agreement ("Tax Sharing Agreement") approved by the Board of Directors, whereby settlement is made on a separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the US Consolidated Group which can lead to receiving a payment when none would be received from the jurisdiction had a real separate company return been required. As such, the Company recognizes a current tax benefit to the extent that net operating losses off-set taxable income of affiliates. Losses that are not utilized create a deferred tax asset.

Deferred tax assets on losses generated prior to January 1, 2018 have a full valuation allowance. On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (the "Act"), was enacted. The legislation, which is generally effective for tax years beginning on January 1, 2018, represented significant U.S. tax reform. The Act revised the Internal Revenue Code by, among other items, lowering the federal corporate income tax rate from 35% to 21% and allowing for the indefinite carryforward of net operating losses generated in tax years beginning after 2017. In consideration of the new indefinite carry forward period no valuation allowance was recorded on the deferred tax asset generated on losses after December 31, 2017.

Shortly after enactment, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118 ("SAB 118") which provided US GAAP guidance on the accounting for the Act's impact at December 31, 2017. A reporting entity could recognize provisional amounts, where the necessary information was not available, prepared or analyzed (including computations) in reasonable detail or where additional guidance was needed from the taxing authority to determine the appropriate application of the Act. A reporting entity's provisional impact analysis was to be adjusted within the 12 month measurement period provided for under SAB 118.

The Company's accounting for the income tax effects of the Act is complete as of the period ended December 31, 2018, and no material measurement period adjustments were recognized during the 2018 reporting period.

2. Application of Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In May, 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*, and all the related amendments to customer contracts (collectively "ASC 606"), effective for interim and annual periods beginning after December 15, 2017. ASC 606 supersedes nearly all existing revenue recognition guidance under U.S. GAAP; however, it did not impact the accounting for insurance and investment contracts within the scope of insurance, leases, financial instruments and guarantees. The core principle of the model requires that an entity recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The update also requires increased

disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. See Note 1 for additional information on the nature and timing of revenues.

On January 1, 2018, the Company adopted ASC 606 using the modified retrospective method. The Company's implementation efforts primarily focused on customer contracts with administration fees and commission income. The adoption of this update did not have a material impact on the financial statements.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows: Restricted Cash (a consensus of the Emerging Issues Task Force)*, effective for fiscal years and interim periods within those beginning after December 15, 2017. This update requires organizations to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As such, cash segregated under federal regulations is included in the cash and restricted cash balance. The adoption of this standard did not have an impact on the Statement of Financial Condition or the Statement of Operations.

Future adoption of new accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments: Credit Losses: Measurement of Credit Losses on Financial Instruments*, effective for fiscal years after December 15, 2019. Early adoption is permitted for fiscal years beginning after December 15, 2018. This update amends guidance on the impairment of financial instruments by adding an impairment model that is based on expected losses rather than incurred losses and is intended to result in more timely recognition of losses. The standard also simplifies the accounting by decreasing the number of credit impairment models that an entity can use to account for debt instruments. The only financial instruments on the balance sheet at December 31, 2018 that would be impacted by this ASU is fee receivables. The Company will continue to evaluate the impact of applying the new impairment model.

In August 2018, the FASB issued ASU No. 2018-13, *Fair-Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.* ASU No. 2018-13 modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. The update to Topic 820 includes new, eliminated, and modified disclosure requirements. The disclosure changes in ASU 2018-13 are effective for the first interim or annual period beginning after December 15, 2019. Early adoption is permitted for any eliminated or modified disclosures. The Company has evaluated the impact of ASU No. 2018-13 and has adopted the eliminations into these financial statements, but will continues to evaluate the impact of the modifications and new disclosure requirements.

3. Related Party Transactions

The Company has a revolving credit facility agreement with GWL&A in the amount of $50 million to cover cash deficiencies due to the simultaneous sale and purchase of assets by plan participants. Either party may terminate this credit facility upon 30 days written notice. Interest accrues at a fixed per annum rate equal to the three month LIBOR on the date an advance is funded plus 35 basis points. At December 31, 2018, there were no borrowings or outstanding amounts related to this facility.

The Company provides trading and administrative services for certain affiliates and receives corporate support and administrative services from certain affiliates as outlined in the table below:

Description	Related Party	Year ended December 31, 2018	Statement of Operations Location
Provided trading services to certain underlying funds and/or mutual funds of and on behalf of its affiliates. Earned administration fees for shareholder services and administrative services provided to those underlying funds and/or mutual funds. Passed revenue through to affiliates and did not retain any payment for these services.	GWL&A Great-West Life & Annuity Insurance Company of New York ("GWNY")[1] Great-West Trust Company, LLC [1] Great-West Financial Retirement Plan Services ("RPS") [1] FASCore, LLC [1] Emjay Corporation [1]	$ 391,621,028	Service level agreement expenses
Provided shareholder and administration services. At December 31, 2018, the Company had an outstanding accounts receivable balance from Great-West Funds for $1,166,809 included in fees receivable on the balance sheet.	Great-West Funds, Inc. [2]	13,896,729	Administration fees
Provided shareholder and administration services. At December 31, 2018, the Company had an outstanding accounts receivable balance from Putnam for $4,261,523 included in fees receivable on the balance sheet.	Putnam Investments, LLC [3]	17,418,713	Administration fees
Received corporate support service and other administrative services.	GWL&A	247,606	General and administrative expenses

(1) A wholly-owned subsidiary of GWL&A
(2) An open-end management investment company, which is a related party of GWL&A
(3) A wholly-owned subsidiary of Lifeco U.S.

Additionally, in accordance with the administrative services agreement, GWL&A incurred $12,062,276 in general expenses on behalf of the Company, primarily related to salaries and benefits, investment expenses, and legal fees. These expenses were not allocated to the Company but were retained by GWL&A in accordance with the administrative services agreement.

The following table summarizes amounts due from affiliates:

Related party	Indebtedness	Due date	December 31, 2018
Lifeco U.S.	On account	On demand	$ 1,766

The following table summarizes amounts due to affiliates:

Related party	Indebtedness	Due date	December 31, 2018
FASCore, LLC	On account	Upon receipt	$ 36,922,706
GWL&A	On account	Upon receipt	34,400,146
Great -West Trust Company, LLC	On account	Upon receipt	4,228,778
RPS	On account	Upon receipt	4,045,791
GWNY	On account	Upon receipt	2,033,789
Total			$ 81,631,210

Based on the relationships discussed above, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

4. Fair Value Measurements

Recurring fair value measurements

The following tables present the Company's financial assets carried at fair value on a recurring basis by fair value hierarchy category:

	Assets measured at fair value on a recurring basis			
	December 31, 2018			
Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities:				
U.S. agencies	$ —	$ 7,950,137	$ —	$ 7,950,137
Short-term investments	8,564,036	—	—	8,564,036
Total assets	$ 8,564,036	$ 7,950,137	$ —	$ 16,514,173

The methods and assumptions used to estimate the fair value of the Company's financial assets carried at fair value on a recurring basis are as follows:

Fixed maturity investments

The fair values for fixed maturity investments are generally based upon evaluated prices from independent pricing services. Fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty.

Short-term investments

The fair value of short-term investments, which consists of highly liquid money market securities, is based upon unadjusted exchange close market prices.

5. Income Taxes

The benefit for income taxes is comprised of the following for the year ended December 31, 2018:

Current expense (benefit)	$	(27,011)
Deferred expense (benefit)		(1,869)
Total income tax expense (benefit)	$	(28,880)

The following table presents a reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate for the year ended December 31, 2018:

Statutory federal income tax rate	21.0 %
Income tax effect of:	
Valuation Allowance	(14.2)%
State income taxes net of federal benefit	1.5 %
Effective federal income tax rate	8.3 %

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2018 are as follows:

Deferred Taxes		Deferred tax asset		Deferred tax liability
Investments	$	49,392	$	—
Depreciation		—		8,400
Net operating loss carryforward		85,129		—
Less: valuation allowance		(115,180)		—
Total deferred taxes	$	19,341	$	8,400

The Company's valuation allowance increased by $49,280 in 2018. The increase is a result of changes in the fair market value of investments.

As of December 31, 2017, the Company had net operating loss carry forwards of $313,809. These losses will begin to expire in 2034. The Company generated additional losses in 2018 of $91,567, which have an indefinite carry forward period. The indefinite carry forward period, which applies to losses generated after December 31, 2017, was passed with H.R. 1, the Tax Cuts and Jobs Act enacted on December 22, 2017.

The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years 2014 and prior. Tax years 2015 through 2017 are open to federal examination by the Internal Revenue Service. The Company does not expect significant increases or decreases to unrecognized tax benefits relating to federal, state, or local audits.

Included in due from affiliates at December 31, 2018 is $1,766 of income taxes receivable from affiliates related to the consolidated income tax return filed by Lifeco U.S. and certain subsidiaries.

The Company does not have any outstanding AMT credits as of the filing of the 2017 tax return.

The Company does not have any foreign operations as of the periods ended December 31, 2017 and December 31, 2018 and therefore is not subject to the Repatriation Transition Tax or the tax on Global Intangible Low-Taxed Income.

6. Software

The software consisted of the following at December 31, 2018:

Software	$	100,000
Accumulated amortization expense		(60,000)
	$	40,000

7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission. The Company computes net capital in accordance with the Alternative Standard as prescribed under Rule 15c3-1(a)(1)(ii). The Alternative Standard requires minimum net capital of $250,000 or 2% of aggregate debit items, whichever is greater. Rule 15c3-1 also prohibits withdrawals of equity or the payment of dividends if net capital would be less than 120% of the minimum requirement or if net capital would be less than 5% of aggregate debit items. At December 31, 2018, the Company had net capital of $11,939,916 which was $11,689,916 in excess of its required net capital of $250,000.

8. Contingencies

From time to time, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations, or cash flows.

9. Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued for potential recognition or disclosure in the Company's financial statements. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2018

Net Capital		
Total stockholder's equity	$	13,544,211
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		13,544,211
Deduct non-allowable assets		(956,243)
Other deductions and/or charges		(40,000)
Net capital before haircuts on securities positions (tentative net capital)		12,547,968
Deduct haircuts on securities		(608,052)
Net Capital		11,939,916
Alternate net capital requirement		
Minimum dollar net capital requirement of reporting broker or dealer		250,000
Excess net capital		11,689,916
Net capital in excess of 120% of the minimum net capital requirement	$	11,639,916

There were no material differences between the computation of net capital above as compared to amounts reported by GWFS Equities, Inc. in its unaudited Form X-17a-5 Part IIA as of December 31, 2018, filed with the Financial Industry Regulatory Authority, Inc. on January 23, 2019.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Determination of Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Information Relating to the Possession or Control for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2018

The Company is exempt from the possession or control requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.